FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006 (February 15, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited
A.C.N. 004 085 330
Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
GPO Box 772H, Melbourne,
Victoria 3001, Australia
Telephone (+61 3) 9270 7270
Facsimile (+61 3) 9270 7300
www.ansell.com

NEWS RELEASE

15th February, 2006

Ansell Limited Half Year Results 31 December, 2005

Solid Earnings in Challenging Operating Environment

Highlights:

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’05 H1 A$M		F’06 H1 A$M		%	F’05 H1 US$M		F’06 H1 US$M		%
Sales	541.9		535.3		-1.2	395.0		401.5		+1.6

Operating EBIT (Pre SPT)	70.0		68.8		-1.7	51.2		51.7		+1.0

Pre SPT
• Profit Attributable	54.1		56.5		+4.4	39.6		42.4		+7.1
• Earnings Per Share	31.0	¢	35.3	¢	+13.9	22.6	¢	26.5	¢	+17.3

Post SPT
• Profit Attributable	54.1		51.0		-5.7	39.6		38.3		-3.3
• Earnings Per Share	31.0	¢	31.8	¢	+2.6	22.6	¢	23.9	¢	+5.8
Dividend	7.0	¢	9.0	¢	+28.6

•	Free Cash Flow; At US$49.9M, Up 107% from last year due to working capital

•	US$ Profit Attributable (Pre SPT); Up 7% on last year.

•	US$ Earnings Per Share (Pre SPT); Up 17% on last year. A$ EPS Up 14%.

•	Interim Dividend of A9.0¢ (unfranked) announced; Up 29% on last year.

•	Ansell announces expansion in China:

•	Acquiring 75% holding in Jissbon, a leading Chinese condom marketer.

•	Establishing Chinese trading entity for Occupational Healthcare products.

F’06 Full Year Guidance:

•	Ansell reconfirms pre SPT EPS guidance at lower end of US54¢-57¢ range.

15th February, 2006

Ansell Limited Half Year 2005 Results Summary

Ansell Limited (ASX: ANN) has announced a half year Profit Attributable to Shareholders of US$42.4M, up 7.1% on the previous year prior to South Pacific Tyres (SPT) write-down and divestiture costs of US$4.1M, and after making necessary accounting changes to both the F’05 and F’06 financial statements to implement Australian equivalents to International Financial Reporting Standards (AIFRS).

Pre-SPT EPS increased from US22.6¢ to US26.5¢, an increase of 17.3%.

The Board declared an interim unfranked dividend of A9.0¢ a share, a 28.6% increase over last year, with a record date of 8 March, 2006 and payable on 7 April, 2006.

Chairman’s Comments:

The Chairman, Mr Peter Barnes, commented; “The sale of SPT was the final step in exiting non-core legacy entities, leaving a global Ansell Healthcare business. The sale brought in A$122M cash, of which up to A$100M was authorised to be returned to shareholders through an on-market share buyback, as previously announced.”

He concluded; “Investment in growth is also critical for future success. Acquiring Jissbon and establishing a trading entity for our Occupational glove business in China is a significant step in our strategy of geographic expansion, taking Ansell into the world’s most populous consumer market and key manufacturing base respectively.”

Business Review:

Ansell’s CEO, Mr Doug Tough, commented: “The business environment was difficult with sales increasing 1.6% and Operating EBIT (pre SPT) increasing 1.0%. It was pleasing, however, to see solid sales growth in Professional and Consumer.”

“The most significant issue in H1 was the sharp increase in latex costs, although certain synthetics and energy costs also rose. While we achieved operating efficiencies that partly offset these increases, the net EBIT impact was a significant negative. We have also implemented selling price increases that will become effective during H2.”

Corporate Development

Ansell has agreed to acquire a 75% interest in Jissbon for approximately US$18M. Mr Tough noted “Ansell’s first acquisition since 2000 is a meaningful move into the expanding Chinese consumer market and lays the groundwork for significant growth.” Jissbon has approximately a 10% share of the Chinese retail condom market. The acquisition is to be completed once Chinese Government approval is received, and is expected to be EPS neutral in F’06 and EPS positive in F’07.

Ansell is also establishing a separate entity to develop its Occupational glove business in China. It will be based in Shanghai and focus on opportunities along the coastal corridor in support of the Chinese Government’s drive to improve worker safety.

(A separate press release contains more details on both the above initiatives).

As announced in December 2005, Ansell has sold its 50% share of SPT to its partner, Goodyear for A$122.3M. A loss of A$5.5M (US$4.1M) was recorded, inclusive of sale costs as Ansell had agreed to a purchase price below the carrying value, in return for Goodyear assuming various residual liabilities under the previous contractual put and call arrangements. The sale was completed on 25 January, 2006 and the funds received are not included in the gearing or cash flow numbers quoted in this release.

Occupational Healthcare

	A$M		US$M
	F’05 H1	F’06 H1	F’05 H1	F’06 H1
Sales	273.0	264.9	198.9	198.7
Segment EBIT	40.5	38.0	29.5	28.5
EBIT/Sales	14.8%	14.3%	14.8%	14.3%

Occupational accounted for 49% of Revenue and 53% of Segment EBIT.

Sales growth in the Asia Pacific markets and European emerging markets (led by Russia) offset sluggishness in the more mature markets in Europe and the Americas. HyFlex® glove family volumes increased by 21% as new products came on-line but offsetting this increase were volume declines in traditional product offerings. Sales to the US food processing industry were hurt by beef export restrictions to Japan.

EBIT was impacted by higher costs, latex and petroleum in particular, but still equated to a satisfactory 14.3% return on sales.

During the period, exciting new Ansell Grip Technology™ gloves were demonstrated at various industry trade shows to very favourable reactions. The new products featuring these benefits will begin to be introduced in H2.

Professional Healthcare

	A$M		US$M
	F’05 H1	F’06 H1	F’05 H1	F’06 H1
Sales	184.0	185.5	134.2	139.1
Segment EBIT	20.9	20.7	15.4	15.5
EBIT/Sales	11.5%	11.2%	11.5%	11.2%

Professional accounted for 35% of Revenue and 29% of Segment EBIT.

Sales grew 4% largely due to a 13% increase in examination gloves. Surgical sales were 2% lower primarily due to Ansell ceasing production and sale of low margin powdered surgical gloves from one of its Indian plants. Volumes of synthetic surgical gloves increased 16% globally.

With price erosion, higher latex costs and more examination gloves in the sales mix, EBIT was flat year on year.

Late in the period, two major products were launched in the US - the Encore® glove range with SureFit™ technology and the polyisoprene (PI) synthetic surgical glove, which complements Ansell’s existing synthetic offering and is expected to generate additional sales growth in the future.

Consumer Healthcare

	A$M		US$M
	F’05 H1	F’06 H1	F’05 H1	F’06 H1
Sales	84.9	84.9	61.9	63.7
Segment EBIT	14.1	12.5	10.3	9.4
EBIT/Sales	16.6%	14.7%	16.6%	14.7%

Consumer accounted for 16% of Revenue and 18% of Segment EBIT.

Sales increased by 3% with strong retail condom growth in Europe, private label sales and household glove growth offsetting a difficult US retail condom environment.

USA promotional costs were higher as the very competitive environment continued. EBIT was also impacted by approximately $1M of costs stemming from the US Food and Drug Administration’s detention of Suratthani condoms. Importantly, the FDA removed Suratthani from detention on 5 January, 2006.

Ansell continued to launch innovative new products and leverage brand equity into related categories and new channels. In the Americas, Sustain For Men by LifeStyles™ supplements and in Australia, Excite!™ pleasure balm for women, were launched.

Finance:

A stronger U.S. dollar, especially against the Euro, had a negative effect on sales and a much smaller impact on profit, where existing hedge programs benefited results.

To facilitate comparison of current and prior period results, AIFRS adjustments to F’05H1 are shown below;

	Reported F’05H1		AIFRS Adjustments		Post AIFRS F’05H1
EBIT (US$M)	43.3		+7.9		51.2
Attributable Profit (US$M)	31.7		+7.9		39.6
EPS (US)	18.1	¢	+4.5	¢	22.6	¢
Equity (US$M)	509.9		-7.0		502.9

The principal contributor to the AIFRS adjustment to EBIT and Attributable Profit was the discontinuation of goodwill amortisation ($7.6M). The major transition adjustments impacting Equity were in respect of the accumulated deficit in defined benefit pension plans (-$16.0M) and goodwill (+$7.6M).

Free Cash Flow of US$49.9M was up a strong 107% on last year’s US$24.1M. Working capital contributed positively, whereas F’05 H1 had seen significant inventory build. Capital expenditure and taxes paid were slightly higher, while interest paid was $2.3M lower. Gearing at 16.5% is well below the 24.3% of the previous year and interest cover remains very strong at 25.4X (previous year 21.2X).

Dividends:

An increased interim dividend of A9.0¢ per share unfranked (up 28.6% on last year’s interim dividend of A7.0¢), has been declared with a record date of 8 March, 2006 and a payment date of 7 April, 2006.

F’06 Outlook:

In August 2005, Ansell provided guidance that F’06 pre-SPT EPS was expected to be in the US54¢ - 57¢ range. This was based on existing foreign currency rates and assumed F’06 latex costs remained in line with F’05. F’06 H1 results include unexpected significant increases in natural rubber latex, energy, and synthetic latex and natural rubber latex prices are presently at all time highs.

The company has implemented and will continue to take actions designed to mitigate the impact of these significant latex increases but cannot assure that all will be offset.

Subject to the impact of latex price fluctuations for the rest of the year and based on current business expectations, the Company presently believes that F’06 EPS will be at the lower end of the previously forecast range.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrated 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

Appendix 4D

Condensed consolidated interim financial report

For the six months ended 31 December 2005

Ansell Limited and its Controlled Entities

ACN 004 085 330

The Company reports in Australian dollars.

The United States dollar (US dollar) is the currency in which we manage our global business.

Refer to Notes 2 and 3 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader.

In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Appendix 4D - Page 1

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Appendix 4D

Condensed consolidated interim financial report

For the six months ended 31 December 2005

Ansell Limited and its Controlled Entities

ACN 004 085 330

Results for Announcement to the Market		%		$M
Revenue from ordinary activities	up/(down)	(1.4)%	to	542.1
Net profit for the period attributable to members	up/(down)	(5.7)%	to	51.0

Dividends (distributions)	Amount per security		Franked amount per security
Interim dividend	9.0	¢	Nil
Record date for determining entitlements to the dividend	8 March 2006

•	Revenue from the Healthcare business $535.3 million compared to last year’s $541.9 million.
•	Net profit attributable to members $51.0 million compared to last year’s $54.1 million.
•	Earnings per share of 31.8¢ compared to last year’s 31.0¢ .
•	An interim dividend of 9¢ per share unfranked has been declared payable on 7 April 2006.

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 2 and 3 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Appendix 4D - Page 2

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Commentary on Results

(This commentary is in US dollars which is the predominant global currency of our business transactions)

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’05 H1 A$M		F’06 H1 A$M		%	F’05 H1 US$M		F’06 H1 US$M		%
Sales	541.9		535.3		-1.2	395.0		401.5		+1.6

Operating EBIT (Pre SPT)	70.0		68.8		-1.7	51.2		51.7		+1.0

Pre SPT
• Profit Attributable	54.1		56.5		+4.4	39.6		42.4		+7.1
• Earnings Per Share	31.0	¢	35.3	¢	+13.9	22.6	¢	26.5	¢	+17.3
Post SPT
• Profit Attributable	54.1		51.0		-5.7	39.6		38.3		-3.3
• Earnings Per Share	31.0	¢	31.8	¢	+2.6	22.6	¢	23.9	¢	+5.8
Dividend	7.0	¢	9.0	¢	+28.6

•	Free Cash Flow; At US$49.9M, Up 107% from last year due to working capital

•	US$ Profit Attributable (Pre SPT); Up 7% on last year.

•	US$ Earnings Per Share (Pre SPT); Up 17% on last year. A$ EPS Up 14%.

•	Interim Dividend of A9.0¢ (unfranked) announced; Up 29% on last year.

Business Review

Profit Attributable to Shareholders of US$42.4M, was up 7.1% on the previous year prior to South Pacific Tyres (SPT) write-down and divestiture costs of US$4.1M, and after making necessary accounting changes to both the F’05 and F’06 financial statements to implement Australian equivalents to International Financial Reporting Standards (AIFRS).

Pre-SPT EPS increased from US22.6¢ to US26.5¢, an increase of 17.3%.

An interim unfranked dividend of A9.0¢ a share was declared, a 28.6% increase over last year, with a record date of 8 March, 2006 and payable on 7 April, 2006.

Appendix 4D - Page 3

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Sales increased 1.6% and Operating EBIT (pre SPT) increased 1.0% in a difficult operating environment. The most significant issue in H1 was the sharp increase in latex costs, although certain synthetics and energy costs also rose. While operating efficiencies were achieved that partly offset these increases, the net EBIT impact was a significant negative.

As announced in December 2005, Ansell has sold its 50% share of SPT to its partner, Goodyear for A$122.3M. A loss of A$5.5M (US$4.1M) was recorded, inclusive of sale costs as Ansell had agreed to a purchase price below the carrying value, in return for Goodyear assuming various residual liabilities under the previous contractual put and call arrangements. The sale was completed on 25 January, 2006.

Occupational Healthcare

	A$M		US$M
	F’05 H1	F’06 H1	F’05 H1	F’06 H1
Sales	273.0	264.9	198.9	198.7
Segment EBIT	40.5	38.0	29.5	28.5
EBIT/Sales	14.8%	14.3%	14.8%	14.3%

Sales growth in the Asia Pacific markets and European emerging markets (led by Russia) offset sluggishness in the more mature markets in Europe and the Americas. HyFlex® glove family volumes increased by 21% as new products came on-line but offsetting this increase were volume declines in traditional product offerings. Sales to the US food processing industry were hurt by beef export restrictions to Japan.

EBIT was impacted by higher costs, latex and petroleum in particular, but still equated to a satisfactory 14.3% return on sales.

During the period, exciting new Ansell Grip Technology™ gloves were demonstrated at various industry trade shows to very favourable reactions. The new products featuring these benefits will begin to be introduced in H2.

Professional Healthcare

	A$M		US$M
	F’05 H1	F’06 H1	F’05 H1	F’06 H1
Sales	184.0	185.5	134.2	139.1
Segment EBIT	20.9	20.7	15.4	15.5
EBIT/Sales	11.5%	11.2%	11.5%	11.2%

Sales grew 4% largely due to a 13% increase in examination gloves. Surgical sales were 2% lower primarily due to Ansell ceasing production and sale of low margin powdered surgical gloves from one of its Indian plants. Volumes of synthetic gloves increased 16% globally.

Appendix 4D - Page 4

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

With price erosion, higher latex costs and more examination gloves in the sales mix, EBIT was flat year on year.

Late in the period, two major products were launched in the US - the Encore® glove range with SureFit™ technology and the polyisoprene (PI) synthetic surgical glove, which complements Ansell’s existing synthetic offering and is expected to generate additional sales growth in the future.

Consumer Healthcare

	A$M		US$M
	F’05 H1	F’06 H1	F’05 H1	F’06 H1
Sales	84.9	84.9	61.9	63.7
Segment EBIT	14.1	12.5	10.3	9.4
EBIT/Sales	16.6%	14.7%	16.6%	14.7%

Sales increased by 3% with strong retail condom growth in Europe, private label sales and household glove growth offsetting a difficult US retail condom environment.

USA promotional costs were higher as the very competitive environment continued. EBIT was also impacted by approximately $1M of costs stemming from the US Food and Drug Administration’s detention of Suratthani condoms. Importantly, the FDA removed Suratthani from detention on 5 January, 2006.

Ansell continued to launch innovative new products and leverage brand equity into related categories and new channels. In the Americas, Sustain For Men by LifeStyles™ supplements and in Australia, Excite! ™ pleasure balm for women, were launched.

Finance:

A stronger U.S. dollar, especially against the Euro, had a negative effect on sales and a much smaller impact on profit, where existing hedge programs benefited results.

To facilitate comparison of current and prior period results, AIFRS adjustments to F’05H1 are shown below;

	Reported F’05H1		AIFRS Adjustments		Post AIFRS F’05H1
EBIT (US$M)	43.3		+7.9		51.2
Attributable Profit (US$M)	31.7		+7.9		39.6
EPS (US)	18.1	¢	+4.5	¢	22.6	¢
Equity (US$M)	509.9		-7.0		502.9

Appendix 4D - Page 5

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

The principal contributor to the AIFRS adjustment to EBIT and Attributable Profit was the discontinuation of goodwill amortisation ($7.6M). The major transition adjustments impacting Equity were in respect of the accumulated deficit in defined benefit pension plans (-$16.0M) and goodwill (+$7.6M).

Free Cash Flow of US$49.9M was up a strong 107% on last year’s US$24.1M. Working capital contributed positively, whereas F’05 H1 had seen significant inventory build. Capital expenditure and taxes paid were slightly higher, while interest paid was $2.3M lower. Gearing at 16.5% is well below the 24.3% of the previous year and interest cover remains very strong at 25.4X (previous year 21.2X).

Appendix 4D - Page 6

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

ANSELL LIMITED

ABN 89 004 085 330

DIRECTORS’ REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

This Report by the Directors of Ansell Limited (the Company) is made pursuant to Division 2 of Part 2M.3 of the Corporations Act 2001 for the half-year ended 31 December 2005 and is accompanied by the Consolidated Interim Financial Report for the six months of the economic entity comprising the Company and the entities it controlled from time to time during that period (“economic entity”).

The information set out in this Report is to be read in conjunction with that appearing in the attached Half-Year Results Announcement and in the Notes to the Consolidated Interim Financial Statements which are included in this Report.

1.	Directors

The name of each person who has been a Director of the Company at any time during or since the end of the half-year, is:

Peter L Barnes	(Chairman)

Glenn L L Barnes	(appointed 12 September 2005)

Ronald J S Bell	(appointed 9 August 2005)

L. Dale Crandall

Herbert J Elliott – AC, MBE

Stanley P Gold	(Alternate for Mr McConnell, resigned 17 November 2005)

Michael J McConnell	(Resigned 17 November 2005)

Douglas D Tough	(Managing Director)

Dr Edward D Tweddell	(until his death on 4 August 2005)

2.	Review and Results of Operations

A review of the operations of the economic entity during the half-year ended 31 December 2005 and the results of those operations is contained in the attached Half-Year Results Announcement.

3.	Auditor’s Independence Declaration

A copy of the independence declaration received from the Company’s auditor, KPMG, in accordance with section 307C of the Corporations Act, in respect of the audit review undertaken in relation to the financial statements for the half year financial period ending 31 December 2005, is attached.

Appendix 4D - Page 7

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

4.	Rounding Off

The Company is of a kind referred to in ASIC class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Interim Financial Report and Directors’ Report have been rounded off to the nearest one hundred thousand dollars, unless otherwise stated.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

P L Barnes
Director

D D Tough
Director

Dated in Melbourne this 15th day of February 2006.

Appendix 4D - Page 8

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Ansell Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Peter Jovic

Partner

Melbourne

15 February 2006

KPMG, an Australian partnership, is part of the KPMG International network KPMG International is a Swiss cooperative.	Appendix 4D - Page 9

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Condensed Income Statement

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2005

	Note	2005 A$m	2004 A$m
Revenue
Total revenue	4	542.1	549.7

Expenses
Cost of goods sold		325.8	319.4
Selling, distribution and administration		129.1	139.8
Depreciation and amortisation		12.4	12.7
Impairment of assets		4.7	—

Total expenses, excluding financing costs		472.0	471.9
Financing costs		9.9	11.8

Profit from ordinary activities before income tax expense	5	60.2	66.0

Income tax expense attributable to ordinary activities		8.5	11.2

Net profit from ordinary activities after income tax expense		51.7	54.8

Minority interests in net profit after income tax		0.7	0.7

Net profit after income tax attributable to Ansell Limited shareholders		51.0	54.1

		cents	cents
Earnings per share is based on Net Profit after income tax attributable to Ansell Limited shareholders
Basic earnings per share		31.8	31.0
Diluted earnings per share		31.5	30.7

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 2 and 3 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Appendix 4D - Page 10

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Condensed Balance Sheet

of Ansell Limited and its Controlled Entities

	Note	31 December 2005 A$m	30 June 2005 A$m
Current Assets
Cash		245.2	218.9
Cash - restricted deposits		7.6	8.4
Trade and other receivables		262.3	214.1
Inventories		182.3	157.3
Assets held for sale	6	53.0	—
Other		16.3	14.4

Total Current Assets		766.7	613.1

Non-Current Assets
Trade and other receivables		18.9	68.3
Other investments		1.1	59.0
Property, plant and equipment		197.9	195.4
Intangible assets		280.1	268.8
Deferred tax assets		37.0	36.3

Total Non-Current assets		535.0	627.8

Total Assets		1,301.7	1,240.9

Current Liabilities
Trade and other payables		142.1	129.1
Interest-bearing liabilities		9.9	34.3
Provisions		49.0	56.7
Current tax liabilities		1.3	2.3

Total Current Liabilities		202.3	222.4

Non-Current Liabilities
Trade and other payables		0.8	0.8
Interest-bearing liabilities		368.3	331.0
Provisions		18.5	23.7
Deferred tax liabilities		15.3	14.8
Other		24.6	24.6

Total Non-Current Liabilities		427.5	394.9

Total Liabilities		629.8	617.3

Net Assets		671.9	623.6

Equity
Issued capital	7	1,229.0	1,232.8
Reserves	8	(18.1)	(34.7)
Accumulated losses	9	(549.6)	(583.6)

Total Equity Attributable to Ansell Limited Shareholders		661.3	614.5

Minority interests		10.6	9.1

Total Equity		671.9	623.6

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 2 and 3 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Appendix 4D - Page 11

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Condensed Cash Flow Statement

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2005

	Note	2005 A$m	2004 A$m
Cash flows Related to Operating Activities
Receipts from customers		540.0	562.3
Payments to suppliers and employees		(477.4)	(497.1)

Net receipts from customers		62.6	65.2
Income taxes paid		(5.7)	(4.7)

Net Cash Provided by Operating Activities		56.9	60.5

Cash Flows Related to Investing Activities
Payments for property, plant and equipment		(7.6)	(7.2)
Proceeds from sale of plant and equipment		0.1	—
Proceeds from sale of other investments		—	0.8

Net Cash Used in Investing Activities		(7.5)	(6.4)

Cash Flows Related to Financing Activities
Proceeds from borrowings		27.4	65.6
Repayments of borrowings		(28.5)	(85.3)

Net repayments of borrowings		(1.1)	(19.7)
Proceeds from issues of shares		3.3	0.1
Payments for share buy-back		(9.9)	(155.0)
Dividends paid		(16.0)	(12.5)
Interest received		4.7	5.8
Interest and financing costs paid		(9.7)	(12.5)

Net Cash Used in Financing Activities		(28.7)	(193.8)

Net Increase/(Decrease) in Cash Held		20.7	(139.7)
Cash at the beginning of the period		225.9	314.8
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the period		4.7	(9.5)

Cash at the End of the Period	10	251.3	165.6

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 2 and 3 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Appendix 4D - Page 12

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Condensed Statement of Changes in Equity

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2005

	2005 A$m	2004 A$m
Total equity at the beginning of the period	623.6	792.1
Adjustment on adoption of AASB 132 and AASB 139	3.2	—
Share-based payments expense for the period	1.5	2.3
Net exchange difference on translation of financial statements of foreign operations	14.6	(31.0)
Effective portion of changes in fair value of cash flow hedges	(0.9)	—

Net income/(loss) recognised directly in equity	18.4	(28.7)
Profit for the period	51.7	54.8

Total recognised income and expense for the period	70.1	26.1

Transactions with owners as owners
Contributions of equity (1)	3.3	0.1
Share buy-back (2)	(9.9)	(155.0)
Dividends
Ansell Limited shareholders	(16.0)	(12.4)
Outside shareholders	—	(0.1)
Translation adjustment on balance of minority interest	0.8	(2.2)

Total equity at the end of the period	671.9	648.6

Total recognised income and expense for the period is attributable to
Members of Ansell Limited	69.4	25.4
Minority interests	0.7	0.7

	70.1	26.1

(1)	Six months to 31 December 2005 includes $3.2 million proceeds from options exercised
(2)	Six months to 31 December 2005 includes $9.7 million for shares bought back to satisfy options exercised and vesting of Performance Share Rights

Number of shares on issue as at	31 December 2005	30 June 2005
Ordinary shares fully paid*	160,125,596	160,125,483
Executive Plan shares paid to 5 cents	348,000	377,800

*	Includes 133,716 (June 2005 - 135,614) shares issued in accordance with the Employee Share Plan.

Appendix 4D - Page 13

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

1. Basis of Preparation of the Condensed Interim Financial Report

The condensed interim financial report (“interim financial report”) of Ansell Limited (the “Company”) for the six months ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the “consolidated entity”). The interim financial report does not include all notes normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

(a) Statement of Compliance

The interim financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.

International Financial Reporting Standards (“IFRS”) form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS (“AIFRS”). This is the consolidated entity’s first AIFRS interim financial report for part of the period covered by the first AIFRS annual financial report and AASB 1 First time adoption of Australian equivalents to International Financial Reporting Standards. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132

Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

The interim financial report is to be read in conjunction with the most recent annual financial report, however, the basis of their preparation is different to that of the most recent annual financial report due to the first time adoption of AIFRSs. This report must also be read in conjunction with any public announcements made by Ansell Limited during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity is provided in note 18. This note includes reconciliations of equity and profit and loss for comparative periods reported under Australian GAAP (previous AGAAP) to those reported for those periods under AIFRSs.

(b) Basis of Accounting

The interim financial report is prepared on the historical cost basis except that assets and liabilities in respect of derivative financial instruments are stated at their fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the interim financial report and Directors’ Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

This interim financial report has been prepared on the basis of AIFRSs in issue that are effective or available for early adoption at the consolidated entity’s first AIFRS annual reporting date, 30 June 2006. Based on these AIFRSs, the Board of Directors have made assumptions about the accounting policies expected to be adopted (accounting policies) when the first AIFRS annual financial report is prepared for the year-ended 30 June 2006.

A summary of the significant accounting policies of the consolidated entity under AIFRS are disclosed in Note 1(c) below.

(c) Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements of the consolidated entity include the financial statements of the Company being the parent entity, and its controlled entities.

The financial statements incorporate the assets and liabilities of all entities controlled by the Company as at balance date and the results of all controlled entities for the year then ended. The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interests in the results and equity of controlled entities are shown separately in the income statement and balance sheet respectively.

Results of controlled entities are included in the income statement from the date on which control commences and continue to be included until the date control ceases to exist.

Foreign Currency

Transactions

Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of each transaction. At balance date, amounts payable and receivable in foreign currencies are converted at the rates of exchange ruling at that date with any resultant gain or loss recognised in the income statement except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Appendix 4D - Page 14

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

1.	Basis of Preparation of the Condensed Interim Financial Report (continued)

(c)	Summary of Significant Accounting Policies (continued)

Foreign Currency (continued)

Translation

The financial statements of overseas controlled entities are maintained in their functional currencies and are converted to the consolidated entity’s presentation currency as follows:

•	assets and liabilities are translated at the rate of exchange as at balance date:

•	income statements are translated at average exchange rates for the reporting period;

•	all resultant exchange differences are recorded in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of any net investment in overseas controlled entities and of borrowings and any other currency instrument designated as hedges of such investments, are transferred to the foreign currency translation reserve on a net of tax basis where applicable. When an overseas controlled entity is sold the cumulative amount recognised in the foreign currency translation reserve relating to the entity is recognised in the income statement as part of the gain or loss on sale.

Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances which are accrued as expected levels as sales occur) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer which is when the goods are shipped and title passes.

Interest Income

Interest income is recognised as it accrues.

Financing Costs

Financing costs include interest, amortisation of ancillary costs incurred in connection with the arrangement of borrowings and other related charges.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Income Tax

Income tax expense in the income statement for the periods presented comprises current and deferred tax adjusted for income tax over/under provided in previous years except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. The estimated liability for income tax outstanding in respect of the period’s operations is included in the balance sheet as a current liability.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that are not part of a business combination and do not affect either accounting or taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or when the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Appendix 4D - Page 15

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

1.	Basis of Preparation of the Condensed Interim Financial Report (continued)

(c)	Summary of Significant Accounting Policies (continued)

Receivables

Trade Debtors

Trade debtors are recognised as at the date they are invoiced and are principally on 30 day terms. A provision for doubtful debts is recognised when collection of the full amount is no longer probable.

Other Amounts Receivable

Other amounts receivable comprise amounts due as a result of transactions outside the normal course of trading.

Inventories

Stock on Hand and Work in Progress

Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are:

Raw Materials and Other Stock

Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

Finished Goods and Work in Progress

Manufactured inventories and work in progress are valued at standard costs which approximate actual costs and include an appropriate allocation of manufacturing overheads. Outsourced finished goods are valued at actual cost into store, determined on a first in, first out basis.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost. Net realisable value is determined on the basis of each inventory line’s normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

Investments

Controlled Entities

All investments are valued at the lower of cost and recoverable value. Dividends and distributions are brought to account in the income statement when they are paid by the controlled entities.

Associated Companies

An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence, where the investment in that entity is material and has not been acquired with a view to disposal in the near future.

The consolidated entity has no investments that meet the criteria for recognition as an associated company.

Other Companies

Investments in other listed and unlisted companies are carried at cost less any impairment provided as determined by the Directors. Dividends are recognised when they are received.

The consolidated entity’s investments in the South Pacific Tyres partnership and South Pacific Tyres N.Z. Ltd have been classified as Assets Held for Sale within Current Assets as at 31 December 2005 pursuant to the sale agreement with its partner The Goodyear Tire and Rubber Company. Refer Note 6 Assets Held for Sale.

Property, Plant and Equipment

Acquisition

Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials, direct labour and capitalised interest.

Depreciation and Amortisation

Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives are as follows:

Freehold buildings	- 20 - 40 years
Leasehold buildings	- Life of lease
Plant and equipment	- 3 to 10 years

Depreciation and amortisation rates and methods are reviewed annually for appropriateness.

Appendix 4D - Page 16

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

1.	Basis of Preparation of the Condensed Interim Financial Report (continued)

(c)	Summary of Significant Accounting Policies (continued)

Property, Plant and Equipment (continued)

Leases

Operating lease payments are expensed as incurred on a straight line basis over the term of the lease.

Intangible Assets

Goodwill and Brand Names

Goodwill on acquisition is initially measured at cost being the excess of the cost of the acquisition over the fair value of the consolidated entity’s share of the net identifiable assets acquired. Goodwill is not amortised. Brand names are initially recorded at cost based on independent valuation at acquisition date. Based on the nature of the major brand names acquired by the consolidated entity which are international brands that benefit from competitive advantages due to technology, innovation and product development, it is not possible to make an arbitrary assessment that these brand names have a finite useful life, quantifiable in terms of years. As such the consolidated entity believes that the lives of the brand names are unlimited at this point in time and no amortisation is provided against their carrying value.

Goodwill and brand names are reviewed annually, or more frequently if events or changes in circumstances indicate that their carrying values may be impaired and are carried at cost less accumulated impairment losses.

For the purposes of impairment testing, goodwill and brand names are allocated to cash generating units (which equate to the consolidated entity’s reportable business units i.e. Occupational, Professional and Consumer) upon acquisition. Acquired businesses can readily be allocated to one of the business units on the basis of products manufactured and/or marketed. Such manufacturing and marketing operations tend to cover more than one geographical region. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill and brand names relate. Where the recoverable amount of the cash generating unit is less than the carrying value, an impairment charge is recognised in the income statement.

Research and Development Costs

Expenditure on research and development is written off in the period in which it is incurred, except for development expenditure on new products or substantially improved existing products which is capitalised only when future recoverability is reasonably assured. Amortisation of the capitalised expenditure commences in the half year period following the product’s commercialisation and continues for a three year period. Capitalised costs are regularly reviewed and when the criterion for capitalisation is no longer met, such costs are written off.

Recoverable Amount of Non-Current Assets Valued on Cost Basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. An impairment loss is recognised whenever the carrying amount of a non-current asset exceeds its recoverable amount. The impairment loss is recognised as an expense in the income statement in the reporting period in which it occurs.

The recoverable amount of a non-current asset is the higher of an asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Payables

Trade and Other Creditors

Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or the consolidated entity. Trade liabilities are normally settled on 60 day terms.

Interest Bearing Liabilities

Interest bearing liabilities are recognised at fair value less attributable transaction costs. Interest is charged as an expense as it accrues.

Employee Entitlements

Wages, Salaries and Annual Leave

Liabilities for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees’ services provided up to the balance date calculated at undiscounted amounts based on expected wage and salary rates that will be paid when the obligation is settled and include related on-costs.

Appendix 4D - Page 17

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

1.	Basis of Preparation of the Condensed Interim Financial Report (continued)

(c)	Summary of Significant Accounting Policies (continued)

Employee Entitlements (continued)

Long Service Leave and Post Retirement Health Benefits

The liability for employee entitlements to long service leave and post retirement health benefits represents the present value of the estimated future cash outflows to be made by the Company and the consolidated entity resulting from employees’ services provided up to the balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave or post retirement health benefit expense.

Retirement Benefit Obligations

The Company and certain controlled entities contribute to certain defined benefit and accumulation superannuation funds maintained to provide superannuation benefits for employees. The defined benefit funds generally provide benefits based on salary in the period prior to retirement. The accumulation funds receive contributions from the Company and controlled entities and the consolidated entity’s legal or constructive obligation is limited to these contributions.

A liability or asset in respect of each defined benefit superannuation fund is recognised in the balance sheet and is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. This benefit is discounted to determine its present value and the fair value of plan assets is deducted. The present value of the defined benefit is based on expected future payments calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

As a result of the early adoption of AASB 119 Employee Benefits, actuarial gains or losses are taken directly to accumulated losses.

Contributions to accumulation funds are recognised as an expense as they become payable.

Share-Based Payments

The Company operates the Ansell Limited Stock Incentive Plan under which options and Performance Share Rights (PSRs) are granted to employees.

Options granted before 7 November 2002 and vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds allocated to issued capital.

Options and PSRs granted before or after 7 November 2002 and vested after 1 January 2005

The fair value of options and PSRs granted under the Ansell Limited Stock Incentive Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options or PSRs.

The fair value at grant date is independently determined using binomial tree techniques that take into account the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option or PSR. The fair value excludes the impact of any non-market vesting conditions with such conditions being factored into the assumptions about the number of options or PSRs that will vest. At each balance date the number of options and PSRs that are expected to vest is reviewed and the employee benefit expense for the period is adjusted accordingly.

Upon the vesting of PSRs and exercising of options, the related balance of the share-based payments reserve is transferred to issued capital.

Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the future sacrifice of economic benefits is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as part of the expense related to the particular provision.

Appendix 4D - Page 18

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

1.	Basis of Preparation of the Condensed Interim Financial Report (continued)

(c)	Summary of Significant Accounting Policies (continued)

Provisions (continued)

Rationalisation and Restructuring

Provisions for rationalisation and restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced, or firm contracts related to the restructuring have been entered into. Costs related to ongoing activities are not provided for.

Contingencies, Accufix Pacing Lead Related Expenses and Insurance Claims

The consolidated entity provides for certain specifically identified or obligated costs when these amounts are reasonably determinable.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared.

Derivatives

From 1 July 2004 to 30 June 2005

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to take account of the change in accounting policy to comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are taken to the income statement or a hedging reserve within equity. At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at that date. The transition impact on the balance sheet is detailed in Note 8.

From 1 July 2005

The Company and consolidated entity use derivative financial instruments, principally foreign exchange and interest rate related, to reduce their exposure to movements in foreign exchange rate and interest rate movements.

The consolidated entity has adopted certain principles in relation to derivative financial instruments:

•	it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the consolidated entity;

•	derivatives acquired must be able to be recorded on the consolidated entity’s treasury management systems, which contain extensive internal controls; and

•	the consolidated entity predominantly does not deal with counter-parties rated lower than A- by Standard and Poor’s or A3 by Moody’s Investors Service.

The Company and consolidated entity follow the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as they do in relation to financial assets and liabilities on the balance sheet, where internal controls operate.

On a continuing basis, the consolidated entity monitors its future exposures and on some occasions hedges all or part of these exposures. The transactions which may be covered are future net cash flows of overseas controlled entities, future foreign exchange requirements and interest rate positions.

These exposures are then monitored and may be modified from time to time. The foreign exchange hedge transactions rarely exceed 12 months duration and hedge operational transactions the consolidated entity expects to occur in this time frame. From time to time minor mismatches occur in the forward book, however these mismatches are managed under strict guidelines, limits and internal controls with stop loss parameters. Interest rate derivative instruments can be for periods up to 7 years as the critical terms of the instruments are matched to the life of the borrowings.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to markets for similar instruments.

The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

Appendix 4D - Page 19

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

1.	Basis of Preparation of the Condensed Interim Financial Report (continued)

(c)	Summary of Significant Accounting Policies (continued)

Derivatives (continued)

From 1 July 2005 (continued)

The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Gains or losses that are recognised in the hedging reserve are transferred to the income statement in the periods when the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains or losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity remains in equity until the forecasted transaction is ultimately recognised in the income statement. When a hedged transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Issued Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax where applicable, from the proceeds. When shares are repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with Australian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The estimates and associated assumptions are based on historical experience and various factors that are believed to be reasonable under the circumstances and are reviewed on an ongoing basis. Actual results could differ from these estimates.

Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary and dilutive potential ordinary shares adjusted for any bonus issue.

Appendix 4D - Page 20

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

2.	Industry Segments of Ansell Limited and its Controlled Entities for the six months ended 31 December 2005

	Operating Revenue				Operating Result
	December		December		December		December
	2005 A$m	2004 A$m	2005 US$m (a)	2004 US$m (a)	2005 A$m	2004 A$m	2005 US$m (a)	2004 US$m (a)
INDUSTRY
Ansell Healthcare
Occupational Healthcare	264.9	273.0	198.7	198.9	38.0	40.5	28.5	29.5
Professional Healthcare	185.5	184.0	139.1	134.2	20.7	20.9	15.5	15.4
Consumer Healthcare	84.9	84.9	63.7	61.9	12.5	14.1	9.4	10.3

Total Ansell Healthcare	535.3	541.9	401.5	395.0	71.2	75.5	53.4	55.2
Corporate Revenue/Costs	6.8	7.8	5.3	5.7	(7.9)	(5.5)	(5.8)	(4.0)

Earnings before Net Interest and Tax (EBIT)					63.3	70.0	47.6	51.2
Financing Costs net of Interest Revenue					(3.1)	(4.0)	(2.4)	(2.9)

Operating Profit before Tax					60.2	66.0	45.2	48.3
Tax					(8.5)	(11.2)	(6.4)	(8.2)
Minority Interests					(0.7)	(0.7)	(0.5)	(0.5)

Total Consolidated	542.1	549.7	406.8	400.7	51.0	54.1	38.3	39.6

REGIONS
Asia Pacific	82.5	80.9	61.9	59.2	18.8	19.9	14.1	14.6
Americas	263.3	274.4	197.5	199.7	30.8	37.9	23.1	27.7
Europe	189.5	186.6	142.1	136.1	21.6	17.7	16.2	12.9

Total Ansell Healthcare	535.3	541.9	401.5	395.0	71.2	75.5	53.4	55.2

	Assets Employed				Liabilities
	December 2005 A$m	June 2005 A$m	December 2005 US$m (a)	June 2005 US$m (a)	December 2005 A$m	June 2005 A$m	December 2005 US$m (a)	June 2005 US$m (a)
INDUSTRY
Ansell Healthcare
Occupational Healthcare	266.9	250.8	195.3	191.3	90.7	83.5	66.4	63.7
Professional Healthcare	237.8	230.9	174.0	176.1	60.5	62.6	44.3	47.7
Consumer Healthcare	89.9	88.5	65.8	67.5	21.8	21.1	15.9	16.1

Total Ansell Healthcare	594.6	570.2	435.1	434.9	173.0	167.2	126.6	127.5
Corporate Assets/Liabilities	177.5	176.7	130.3	134.4	456.8	450.1	334.9	343.4
Goodwill and Brand names	276.8	266.7	202.7	203.1
Cash	252.8	227.3	184.9	173.4

Total Consolidated	1,301.7	1,240.9	953.0	945.8	629.8	617.3	461.5	470.9

REGIONS
Asia Pacific	236.1	230.4	172.8	175.7	59.9	60.0	43.8	45.8
Americas	210.6	196.8	154.1	150.1	71.8	73.6	52.6	56.1
Europe	147.9	143.0	108.2	109.1	41.3	33.6	30.2	25.6

Total Ansell Healthcare	594.6	570.2	435.1	434.9	173.0	167.2	126.6	127.5

(a)	Refer to the Notes to the Industry Segments Report.

Appendix 4D - Page 21

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

2.	Industry Segments (continued)

Notes to the Industry Segments Report

(a) The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made at the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 7 month period June 2005 to December 2005. Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 30 December 2005, at US$ 0.7316 = A$1 (June 2005 US$0.76265 = A$1).

(b) Corporate Revenue/Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(c) Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(d) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - A$101.6 million (US$76.3 million) (2004 - $101.7 million; US$74.1 million) and America - A$103.5 million (US$77.7 million) ( 2004 - A$118.4 million; US$86.3 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(e) Industry Segments

The consolidated entity comprises the following main business segments which are based on the consolidated entity’s internal reporting structure:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

(f) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe - principally a sales region with one manufacturing facility in the UK.

	2005 December A$m	2004 December A$m	2005 December US$m	2004 December US$m
(g) Segment Capital Expenditure
Occupational Healthcare	2.9	3.3	2.1	2.4
Professional Healthcare	3.4	2.1	2.6	1.5
Consumer Healthcare	1.3	1.8	1.0	1.4

(h) Region Capital Expenditure
Asia Pacific	4.8	3.4	3.6	2.5
Americas	2.4	3.2	1.8	2.4
Europe	0.4	0.6	0.3	0.4

(i) Segment Depreciation
Occupational Healthcare	4.6	4.6	3.4	3.3
Professional Healthcare	5.7	5.7	4.3	4.2
Consumer Healthcare	2.1	2.1	1.6	1.6

(j) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Impairment of Assets separately disclosed)
Occupational Healthcare	4.8	3.9	3.6	2.8
Professional Healthcare	2.0	1.2	1.5	0.9
Consumer Healthcare	0.7	0.3	0.5	0.2

Appendix 4D - Page 22

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

3.	Additional Financial Information

The cash flow statement required to be reported for statutory purposes provides an analysis of cash flows which have impacted the cash held by the Company and its controlled entities. The following analysis is based on the Company’s internal cash management reporting which focuses on the cash flow generated by the operations and the movement in net interest bearing debt (NIBD).

(a) Cash Flow Analysis (movement in NIBD)

	December 2005 A$m	December 2004 A$m	December 2005 US$m (1)	December 2004 US$m (1)
Operating EBIT (excluding SPT write-down and sale costs)	68.8	70.0	51.7	51.2
Depreciation	12.4	12.7	9.3	9.3
Working Capital Reduction/(Increase)	(5.7)	5.8	2.7	(21.5)
Tax Paid	(5.7)	(4.7)	(4.3)	(3.5)
Capital Expenditure	(7.6)	(7.2)	(5.7)	(5.3)
Net Interest paid	(5.0)	(6.7)	(3.8)	(6.1)

Free Cash Flow	57.2	69.9	49.9	24.1
Dividends paid	(16.0)	(12.5)	(12.1)	(9.1)
Share Buy-back	(9.9)	(155.0)	(7.4)	(120.8)
Other	(17.6)	9.7	(15.7)	26.7

(Increase)/Decrease in NIBD	13.7	(87.9)	14.7	(79.1)

(b) Abridged Balance Sheet

	December 2005 A$m	June 2005 A$m	December 2005 US$m (2)	June 2005 US$m (2)
Fixed Assets	197.9	195.4	144.8	149.0
Goodwill and Intangibles	280.1	268.8	205.1	204.7
Investment in/Loans to South Pacific Tyres	121.9	124.6	89.2	95.0
Other Assets/Liabilities	(22.1)	(39.9)	(16.5)	(30.7)
Trade Debtors	164.0	170.8	120.0	130.1
Inventories	182.3	157.3	133.4	120.1
Trade Creditors	(119.3)	(106.8)	(87.3)	(81.4)

Net Operating Assets	804.8	770.2	588.7	586.8
Net Debt (Interest Bearing Liabilities less Cash)	(132.9)	(146.6)	(97.2)	(111.9)

Shareholder’s Equity	671.9	623.6	491.5	474.9

(c) Reconciliation of Statutory Cash Flow Analysis to Management Cash Flow Analysis

	December 2005 A$m	December 2004 A$m	December 2005 US$m	December 2004 US$m
Operating EBIT (excluding SPT write-down and sale costs)	68.8	70.0	51.7	51.2
Depreciation	12.4	12.7	9.3	9.3
Working Capital Reduction/(Increase)	(5.7)	5.8	2.7	(21.5)
Tax Paid	(5.7)	(4.7)	(4.3)	(3.5)
Other	(12.9)	(23.3)	(16.7)	11.5

Net Cash Provided by Operating Activities	56.9	60.5	42.7	47.0
Capital Expenditure	(7.6)	(7.2)	(5.7)	(5.3)
Net Interest paid	(5.0)	(6.7)	(3.8)	(6.1)
Dividends paid	(16.0)	(12.5)	(12.1)	(9.1)
Share Buy-back	(9.9)	(155.0)	(7.4)	(120.8)
Effect of exchange rate changes on the balances of cash and interest bearing liabilities held in foreign currencies	(8.8)	29.5	(2.4)	12.4
Other	4.1	3.5	3.4	2.8

(Increase)/Decrease in NIBD	13.7	(87.9)	14.7	(79.1)

Appendix 4D - Page 23

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

3.	Additional Financial Information (continued)

Note:

(1) The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars into US dollars has been made throughout the Free Cash Flow Analysis at the average of the 10.00 am buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 7 month period June 2005 to December 2005 with the exception of the movement in Working Capital which is the actual movement in working capital balances from the start to the end of the financial periods.

(2) Translation of amounts from Australian dollars into US dollars has been made throughout the Abridged Balance Sheet at the 10.am mid buy/sell rate for Australian dollars as quoted by Reuters on Friday, 30 December 2005 at US$ 0.7316 = A$1 (June 2005 US$0.76265 = A$1).

4.	Total Revenue

	31 December 2005 A$m	31 December 2004 A$m
Revenue from the sale of goods	535.3	541.9

Revenue From Other Operating Activities

Interest Received or Due and Receivable
From related parties	2.1	1.9
From others	4.7	5.9

Total revenue from other operating activities	6.8	7.8

Total Revenue	542.1	549.7

5.	Profit from Ordinary Activities Before Income Tax

	31 December 2005 A$m	31 December 2004 A$m
Individually significant items included in profit from ordinary activities before income tax expense

Impairment loss on investment in South Pacific Tyres partnership and sale costs	(5.5)	—

6.	Assets Held for Sale

On 16 December 2005 the Company announced that it had reached agreement with the Goodyear Tire & Rubber Company as to the terms of its exit from the South Pacific Tyres business. Formal sale contracts were signed on 5 January 2006 and all sales proceeds were received on 25 January 2006 being $53 million for the investments in the South Pacific Tyres partnership and South Pacific Tyres N.Z. Ltd and $69.2 million for the outstanding loan (and accrued interest) to South Pacific Tyres.

7.	Issued Capital

	31 December 2005 A$m	30 June 2005 A$m
Ordinary Shares

Issued and fully paid	1,229.0	1,232.8

	No. of Shares	A$m
Movements in ordinary shares on issue

At 1 July 2005	160,125,483	1,232.8
Exercise of options under the Ansell Limited Stock Incentive Plan	500,000	3.2
Conversion of Performance Share Rights under the Ansell Limited Stock Incentive Plan	434,336	2.8
Conversion to fully paid of Executive Share Plan shares	29,800	0.1
Buy-back of shares	(964,023)	(9.9)

At 31 December 2005	160,125,596	1,229.0

Appendix 4D - Page 24

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

8.	Reserves

	31 December 2005 A$m	30 June 2005 A$m
General reserve	5.1	4.1
Foreign currency translation reserve	(29.9)	(44.5)
Share-based payments reserve	4.4	5.7
Hedging reserve	2.3	—

Total Reserves	(18.1)	(34.7)

Movements during the year:

General Reserve
Balance at the beginning of the period	4.1	3.3
Transfer from accumulated losses	1.0	0.8

Balance at the end of the period	5.1	4.1

Foreign Currency Translation Reserve
Balance at the beginning of the period	(44.5)	—
Net exchange difference on translation of financial statements of foreign operations	14.6	(44.5)

Balance at the end of the period	(29.9)	(44.5)

Share-based Payments Reserve
Balance at the beginning of the period	5.7	1.1
Expense for the period	1.5	4.6
Transfer to issued capital during the period	(2.8)	—

Balance at the end of the period	4.4	5.7

Hedging Reserve
Balance at the beginning of the period	—	—
Adjustment on adoption of AASB 132 and AASB 139	3.2	—
Effective portion of changes in fair value of cash flow hedges	(0.9)	—

Balance at the end of the period	2.3	—

9.	Accumulated Losses

	31 December 2005 A$m	30 June 2005 A$m
Accumulated losses at the beginning of the period	(583.6)	(607.1)
Transfers to reserves	(1.0)	(0.1)
Net profit attributable to members	51.0	53.9
Defined benefit superannuation plan actuarial loss	—	(6.7)
Dividends	(16.0)	(23.6)

Accumulated losses at the end of the period	(549.6)	(583.6)

Appendix 4D - Page 25

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

10.	Components of Cash

	31 December 2005 A$	31 December 2004 A$

For the purposes of the cash flow statement, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash as shown in the cash flow statement comprises:

Cash on hand	0.1	0.8
Cash at bank	23.6	78.8
Short-term deposits	221.5	81.3
Restricted deposits	7.6	7.7
Bank overdrafts	(1.5)	(3.0)

	251.3	165.6

11.	NTA backing

	31 December 2005 A$	31 December 2004 A$
Shareholders’ Equity attributable to Ansell Limited shareholders	661.3	640.0
Less Intangible Assets	280.1	262.9

Net Tangible Assets	381.2	377.1

Total fully paid ordinary shares on issue (millions)	160.1	159.3
Net tangible asset backing per ordinary share	$2.38	$2.37

12.	Earnings per share (EPS)

	31 December 2005 A$m	31 December 2004 A$m
Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 133 Earnings Per Share are as follows:
Earnings Reconciliation
Net profit	51.7	54.8
Net profit attributable to minority interests	0.7	0.7

Basic Earnings	51.0	54.1
After-tax effect of interest on converting financial instruments	—	—

Diluted earnings	51.0	54.1

	No. Shares	No. Shares
Weighted average number of ordinary shares used as the denominator
Number for basic earnings per share
Ordinary shares	160,117,414	174,765,296
Effect of partly paid Executive Plan Shares, options and PSRs.	1,555,023	1,857,347

Number for diluted earnings per share	161,672,437	176,622,643

Partly paid Executive Shares, options and PSRs have been included in diluted earnings per share in accordance with accounting standards.

13.	Loss of control of entities having material effect

There were no material disposals of businesses or controlled entities during the six months.

14.	Dividends

The final dividend for the year ended 30 June 2005 of 10¢ per share unfranked, was paid on 18 October 2005.

An interim dividend for the year ended 30 June 2006 of 9¢ per share unfranked, has been declared and is payable on 7 April 2006.

The balance of available franking credits in the franking account as at 31 December 2005 was Nil (2004 - $2.7 million).

Appendix 4D - Page 26

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

15.	Contingent Liabilities

Indemnities and Guarantees

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain Group Companies are currently on foot, the majority of which have been brought in France.

As at 31 December 2005, the balance of the provisions made for settlements in relation to the claims is considered adequate to address any remaining liability of members of the Ansell Group.

Latex Allergy Litigation

As at 31 December 2005, there were approximately eight product liability cases pending against one or more Ansell Group Companies in the United States in relation to allergic reaction to exposure to natural rubber latex gloves.

In a number of additional cases, distributors of latex gloves, who have also been named as defendants, are pursuing cross-claims and third party claims against several manufacturers of natural rubber latex gloves, including the Ansell Group Companies, in an effort to recover their costs related to the latex litigation. In some cases, judgement has been entered against an Ansell Group Company. The relevant Ansell Group Companies are appealing these decisions. The Company is not a defendant in any cases in the United States.

It is not possible at this time to quantify the potential financial impact of the remaining cases on the Group, however they are not considered to have a material potential impact on the Group results either individually or on an aggregate basis.

Business and Asset Sales

The Company and various Group Companies have, as part of the Group’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements. No formal proceedings are presently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

16.	Contingent Assets

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (“Non-bankrupt Entities”) were transferred to the Delaware bankruptcy court (“the Court”) where the Court determined that all of the Ansell Group’s claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The Ansell Group has requested that the Court reconsider its decision and the Court has denied that request. The Ansell Group has filed an appeal to the appropriate court and, under the rules of that court, the Ansell Group participated in a mediation with the Exide Group. The mediation did not result in an agreement among the parties regarding any of the claims each has asserted against the other. The Ansell Group will continue to pursue recovery of the amounts owed by the Exide Group, but as to the reorganised Company (Exide Technologies, Inc) the Ansell Group expects to recover only stock in that Company. The ultimate amount of the Ansell Group’s claims has not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies, Inc. is also undetermined.

Appendix 4D - Page 27

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

17.	Environmental Matters

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity can be reliably measured.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

18.	Impact of Adopting Australian Equivalents to IFRS

As stated in note 1(a), these are the consolidated entity’s first condensed interim financial statements for part of the period covered by the first AIFRS annual financial statements prepared in accordance with Australian Accountings Standards - AIFRSs.

In preparing its opening AIFRS balance sheet, comparative information for the six months ended 31 December 2004 and financial statements for the year ended 30 June 2005, the consolidated entity has adjusted amounts previously reported in financial statements prepared in accordance with its old basis of accounting (previous AGAAP) with the exception of comparative information in respect of AASB 132 and AASB 139.

Details of the impact of adopting AIFRS on the consolidated entity’s financial position and financial performance is set out in the following tables and the notes that accompany the tables. There was no material impact on previously reported cash flow information as a result of the adoption of AIFRS.

Appendix 4D - Page 28

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

18.	Impact of Adopting Australian Equivalents to IFRS (continued)

(a)	Reconciliation of equity reported under previous AGAAP to equity under AIFRS.

(i)	At the date of transition to AIFRS: 1 July 2004

	Notes	Previous AGAAP $m	Transition Impact $m	AIFRS $m
Current Assets
Cash		307.8		307.8
Cash - restricted deposits		10.3		10.3
Trade and other receivables		228.7		228.7
Inventories		185.8		185.8
Other		16.4		16.4

Total Current Assets		749.0	—	749.0

Non-Current Assets
Trade and other receivables		63.6		63.6
Other financial assets		141.4		141.4
Property, plant and equipment		227.8		227.8
Intangible assets		293.4		293.4
Deferred tax assets		24.2		24.2

Total Non-Current Assets		750.4	—	750.4

Total Assets		1,499.4	—	1,499.4

Current Liabilities
Trade and other payables		159.4		159.4
Interest bearing liabilities		190.2		190.2
Provisions		52.0		52.0
Current tax liabilities		2.6		2.6

Total Current Liabilities		404.2	—	404.2

Non-Current Liabilities
Trade and other payables		3.3		3.3
Interest bearing liabilities		236.0		236.0
Provisions		23.9		23.9
Deferred tax liabilities		20.2		20.2
Other	(a)	—	19.7	19.7

Total Non-Current Liabilities		283.4	19.7	303.1

Total Liabilities		687.6	19.7	707.3

Net Assets		811.8	(19.7)	792.1

Equity
Issued capital		1,383.9		1,383.9
Reserves	(b), (c)	(275.6)	280.7	5.1
Accumulated losses	(a), (b), (c)	(306.7)	(300.4)	(607.1)

Total equity attributable to Ansell Limited shareholders		801.6	(19.7)	781.9
Minority interests		10.2		10.2

Total Equity		811.8	(19.7)	792.1

Appendix 4D - Page 29

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

18.	Impact of Adopting Australian Equivalents to IFRS (continued)

(a)	Reconciliation of equity reported under previous AGAAP to equity under AIFRS (continued).

(ii)	At the end of the last six month reporting period under previous AGAAP: 31 December 2004

	Notes	Previous AGAAP $m	Transition Impact $m	AIFRS $m
Current Assets
Cash		160.9		160.9
Cash - restricted deposits		7.7		7.7
Trade and other receivables		207.7		207.7
Inventories		188.5		188.5
Other		16.8		16.8

Total Current Assets		581.6	—	581.6

Non-Current Assets
Trade and other receivables		65.8		65.8
Other financial assets		139.9		139.9
Property, plant and equipment		199.4		199.4
Intangible assets	(d)	252.4	10.5	262.9
Deferred tax assets		22.2		22.2

Total Non-Current Assets		679.7	10.5	690.2

Total Assets		1,261.3	10.5	1,271.8

Current Liabilities
Trade and other payables	(b)	139.0	(1.8)	137.2
Interest bearing liabilities		118.9		118.9
Provisions		56.0		56.0
Current tax liabilities		2.5		2.5

Total Current Liabilities		316.4	(1.8)	314.6

Non-Current Liabilities
Trade and other payables		0.5		0.5
Interest bearing liabilities		248.6		248.6
Provisions		21.4		21.4
Deferred tax liabilities		19.3		19.3
Other	(a)	—	18.8	18.8

Total Non-Current Liabilities		289.8	18.8	308.6

Total Liabilities		606.2	17.0	623.2

Net Assets		655.1	(6.5)	648.6

Equity
Issued capital		1,229.0		1,229.0
Reserves	(b), (c)	(307.3)	283.0	(24.3)
Accumulated losses	(a), (b), (c), (d)	(275.2)	(289.5)	(564.7)

Total equity attributable to Ansell Limited shareholders		646.5	(6.5)	640.0
Minority interests		8.6		8.6

Total Equity		655.1	(6.5)	648.6

Appendix 4D - Page 30

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

18.	Impact of Adopting Australian Equivalents to IFRS (continued)

(a)	Reconciliation of equity reported under previous AGAAP to equity under AIFRS (continued).

(iii)	At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Previous AGAAP $m	Transition Impact $m	AIFRS $m
Current Assets
Cash		218.9		218.9
Cash - restricted deposits		8.4		8.4
Trade and other receivables		214.1		214.1
Inventories		157.3		157.3
Other		14.4		14.4

Total Current Assets		613.1	—	613.1

Non-Current Assets
Trade and other receivables		68.3		68.3
Other financial assets		59.0		59.0
Property, plant and equipment		195.4		195.4
Intangible assets	(d), (e)	246.2	22.6	268.8
Deferred tax assets	(f)	15.1	21.2	36.3
Other	(e)	2.1	(2.1)	—

Total Non-Current Assets		586.1	41.7	627.8

Total Assets		1,199.2	41.7	1,240.9

Current Liabilities
Trade and other payables	(b)	132.8	(3.7)	129.1
Interest bearing liabilities		34.3		34.3
Provisions		56.7		56.7
Current tax liabilities		2.3		2.3

Total Current Liabilities		226.1	(3.7)	222.4

Non-Current Liabilities
Trade and other payables		0.8		0.8
Interest bearing liabilities		331.0		331.0
Provisions		23.7		23.7
Deferred tax liabilities		14.8		14.8
Other	(a)	—	24.6	24.6

Total Non-Current Liabilities		370.3	24.6	394.9

Total Liabilities		596.4	20.9	617.3

Net Assets		602.8	20.8	623.6

Equity
Issued capital		1,232.8		1,232.8
Reserves	(b), (c)	(296.6)	261.9	(34.7)
Accumulated losses	(a), (b), (c), (d), (f)	(342.5)	(241.1)	(583.6)

Total equity attributable to Ansell Limited shareholders		593.7	20.8	614.5
Minority interests		9.1		9.1

Total Equity		602.8	20.8	623.6

Appendix 4D - Page 31

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

18.	Impact of Adopting Australian Equivalents to IFRS (continued)

(b)	Reconciliation of profit reported under previous AGAAP to profit under AIFRS.

(i)	Reconciliation of profit for the six months ended 31 December 2004

	Notes	Previous AGAAP $m	Transition Impact $m	AIFRS $m
Revenue
Total revenue	(g)	550.5	(0.8)	549.7

Expenses
Cost of goods sold		319.4		319.4
Selling, distribution and administration	(a), (b), (g)	141.0	(1.2)	139.8
Depreciation and amortisation	(d)	23.2	(10.5)	12.7

Total expenses, excluding financing costs		483.6	(11.7)	471.9
Financing costs		11.8		11.8

Profit from ordinary activities before income tax expense		55.1	10.9	66.0
Income tax expense attributable to ordinary activities		11.2		11.2

Net profit from ordinary activities after income tax expense		43.9	10.9	54.8
Minority interests in net profit after income tax		0.7		0.7

Net profit after income tax attributable to Ansell Limited shareholders		43.2	10.9	54.1

(ii) Reconciliation of profit for the year ended 30 June 2005

	Notes	Previous AGAAP $m	Transition Impact $m	AIFRS $m
Revenue
Total revenue	(g)	1,109.9	(1.4)	1,108.5

Expenses
Cost of goods sold		650.1		650.1
Selling, distribution and administration	(a), (b), (g)	277.8	(2.3)	275.5
Depreciation and amortisation	(d)	45.3	(20.5)	24.8
Impairment of assets		80.0		80.0

Total expenses, excluding financing costs		1,053.2	(22.8)	1,030.4
Financing costs		21.9		21.9

Profit from ordinary activities before income tax expense		34.8	21.4	56.2
Income tax expense attributable to ordinary activities	(f)	21.7	(21.2)	0.5

Net profit from ordinary activities after income tax expense		13.1	42.6	55.7
Minority interests in net profit after income tax		1.8		1.8

Net profit after income tax attributable to Ansell Limited shareholders		11.3	42.6	53.9

Appendix 4D - Page 32

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

18.	Impact of Adopting Australian Equivalents to IFRS (continued)

(c)	Notes to the reconciliations

(a)	Defined benefit superannuation plans

Under previous AGAAP defined benefit superannuation funds were accounted for on a cash basis. AIFRS requires the consolidated entity to record on its balance sheet as an asset or liability any surplus or deficit of each of its defined benefit superannuation funds. The AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards election to recognise all cumulative actuarial gains and losses at the date of transition through accumulated losses was adopted as was the option available as a result of the early adoption of AASB 119 Employee Benefits to record all subsequent actuarial gains or losses directly in accumulated losses.

The effect of this is to increase retirement benefit obligations by $19.7 million at 1 July 2004, by $18.8 million at 31 December 2004 and by $24.6 million at 30 June 2005; increase accumulated losses by $19.7 million at 1 July 2004, decrease employee costs by $0.9 million for the six months to 31 December 2004 and by $1.8 million for the year ended 30 June 2005, and increase accumulated losses at 30 June 2005 by actuarial losses for the year of $6.7 million.

(b)	Share-based payments

Options and/or Performance Share Rights (PSR’s) are granted to executives under the Ansell Limited Stock Incentive Plan. Under previous AGAAP no expense was required to be recognised for options/PSR’s issued to employees however the consolidated entity had previously recorded a charge to the profit and loss based on the expected vesting of PSR’s with the accrual for the previous year of $3.7 million being recorded within current payables. AIFRS requires the recognition of an expense for the fair value of both options and PSRs with a corresponding increase in a share-based payments reserve. The consolidated entity has applied AIFRS to all options/PSRs granted but had not vested at 1 January 2005.

The effect is to increase accumulated losses by $1.1 million at 1 July 2004; decrease current payables by $1.8 million at 31 December 2004 and by $3.7 million at 30 June 2005; increase employee expenses by $0.5 million for the six months ended 31 December 2004 and by $0.9 million for the year ended 30 June 2005; and to increase the share-based payments reserve by $1.1 million at 1 July 2004, by $3.4 million at 31 December 2004 and by $5.7 million at 30 June 2005.

(c)	Foreign Currency

The consolidated entity elected to apply the exemption in AASB 1 resulting in the cumulative balance of the foreign currency translation reserve being deemed to be zero as at the date of transition to AIFRS. This had the effect of resetting the debit balance in the foreign currency translation reserve of $279.6 million at 1 July 2004 to zero and increasing accumulated losses by this amount. At 31 December 2004 the foreign currency translation was increased by $279.6 million and accumulated losses increased by $279.6 million and at 30 June 2005 the foreign currency translation reserve was increased by $256.2 million and accumulated losses increased by $256.2 million.

There was no impact on reported profit for the six months to December 2004 or for the year ended 30 June 2005.

(d)	Business Combinations

The consolidated entity has elected not to apply AASB 3 Business Combinations retrospectively. Under AASB 3 goodwill amortisation is prohibited and replaced by impairment testing. Goodwill was amortised under previous AGAAP. The effect is to reduce goodwill amortisation by $10.5 million for the six months to 31 December 2004 and by $20.5 million for the year ended 30 June 2005, and to increase the carrying value of goodwill by $10.5 million as at 31 December 2004 and by $20.5 million as at 30 June 2005.

(e)	Intangible Assets

Under previous AGAAP capitalised research and development costs net of provision for amortisation were included on the balance sheet under the classification “Non-Current Assets - Other”. Under AASB 138 Intangible Assets, capitalised research and development costs are disclosed within Intangible Assets. The effect of this is to reduce Non-Current Assets - Other by $2.1 million and increase Intangibles by $2.1 million as at 30 June 2005.

Appendix 4D - Page 33

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

Notes to the condensed financial statements

18.	Impact of Adopting Australian Equivalents to IFRS (continued)

(c)	Notes to the reconciliations (continued)

(f)	Income Tax

Under previous AGAAP a deferred tax asset for accumulated tax losses was only recognised when it was virtually certain that such losses would be recouped. Under AIFRS a deferred tax asset is recognised in respect of accumulated tax losses when it is probable that such losses will be recouped. Subsequent to the completion of Note 38 “Impact of Adopting Australian Equivalents to IFRS” contained in the annual report for the year ended 30 June 2005, management has reassessed the potential recovery of tax losses and has considered, among other things, the fact that the Group’s US operations had generated taxable income in the three years to 30 June 2005 and expect to continue to generate taxable income in the foreseeable future. Available projections for the foreseeable future indicate that a portion of available US revenue losses will probably be recouped, and as such a deferred tax asset in respect of such losses of $21.2 million has been recognised at 30 June 2005. The effect of this is to decrease income tax expense by $21.2 million for the year ended 30 June 2005 and to increase Deferred Tax Assets by $21.2 million as at 30 June 2005.

(g)	Revenue

Under previous AGAAP proceeds from the disposal of property, plant and equipment and other investments were disclosed as part of revenue in the income statement. Under AIFRS the gain or loss on such disposals are recognised on a net basis as income or an expense rather than recognising the consideration received as revenue. The effect of this is to reduce revenue and increase expenses by $0.8 million for the six months to 31 December 2004 and by $1.4 million for the year ended 30 June 2005.

Appendix 4D - Page 34

Ansell Limited and its Controlled Entities Appendix 4D Half yearly report for the six months ended 31 December 2005

ANSELL LIMITED

ABN 89 004 085 330

Directors’ Declaration

The Directors of Ansell Limited (the Company) declare that, in their opinion:

(a)	the Consolidated Interim Financial Statements (including the notes to the Consolidated Interim Financial Statements) of the economic entity in the form of ASX Appendix 4D for the half-year ended 31 December 2005 have been made out in compliance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001;

(b)	the Consolidated Interim Financial Statements (including the notes to the Consolidated Interim Financial Statements) of the economic entity give a true and fair view of the financial performance of the economic entity for the half-year ended 31 December 2005 and of the financial position of the economic entity as at 31 December 2005; and

(c)	as at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

P L Barnes
Director

D D Tough
Director

Dated in Melbourne this 15th day of February 2006.

Appendix 4D - Page 35

Independent review report to the members of Ansell Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the condensed consolidated interim statement of income, balance sheet, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the Ansell Limited Consolidated Entity (“the Consolidated Entity”), for the half-year ended 31 December 2005. The Consolidated Entity comprises Ansell Limited (“the Company”) and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 First-Time Adoption of Australian equivalents to International Financial Reporting Standards.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

•	enquiries of company personnel; and

•	analytical procedures applied to the financial data.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

KPMG, an Australian partnership, is part of the KPMG International network KPMG Internatinal is a Swiss cooperative.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Ansell Limited is not in accordance with:

a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the Consolidated Entity’s financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

ii.	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporation Regulations 2001; and

b)	other mandatory financial reporting requirements in Australia.

KPMG

Peter Jovic

Partner

Place: Melbourne

15 February 2006

Supplementary U.S. Dollar Financial Information

For the six months ended 31 December 2005

Ansell Limited and its Controlled Entities

ACN 004 085 330

The following unaudited US dollar financial information is supplementary to the Company’s Appendix 4D Half Year Report for the six months ended 31 December 2005 filed with the ASX on 15 February 2006. It is provided as additional information for the Company’s shareholders. This financial information does not form part of the Company’s financial statements that are required to be prepared under the Corporations Act 2001, Australian Accounting Standards and the ASX listing rules.

This financial information has been derived from the Company’s Appendix 4D.

Translation of amounts from Australian dollars to US dollars in the Income Statement, Cash Flow Statement and Operating Revenue and Operating Result within the Industry Segments have been made at the average of the 10a.m. mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 7 month period June 2005 to December 2005.

Translation of amounts from Australian dollars to US dollars in the Balance Sheet and Assets Employed and Liabilities within the Industry Segments have been made at the 10a.m. mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 30 December 2005, at US$0.7316 = A$1 (30 June 2005 US$0.76265 = A$1)

Ansell Limited and its Controlled Entities Supplementary Financial Information For the six months ended 31 December 2005

Unaudited U.S. Dollar Financial Information

Income Statement

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2005

	2005 US$m	2004 US$m
Revenue

Sales	401.5	395.0
Other revenue	5.3	5.7

Total revenue	406.8	400.7

Expenses

Cost of goods sold	244.3	233.1
Selling, distribution and adminstration	96.8	101.4
Depreciation and amortisation	9.3	9.3
Impairment of assets	3.5	—

Total expenses, excluding financing costs	353.9	343.8
Financing costs	7.7	8.6

Profit from ordinary activities before income tax expense	45.2	48.3

Income tax expense attributable to ordinary activities	6.4	8.2

Net profit from ordinary activities after income tax expense	38.8	40.1

Minority interests in net profit after income tax	0.5	0.5

Net profit after income tax attributable to Ansell Limited shareholders	38.3	39.6

	cents	cents
Earnings per share is based on Net Profit after income tax attributable to Ansell Limited shareholders
Basic earnings per share	23.9	22.6
Diluted earnings per share	23.7	22.4

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report” filed with the ASX on 15 February 2006.

Ansell Limited and its Controlled Entities Supplementary Financial Information For the six months ended 31 December 2005

Unaudited U.S. Dollar Financial Information

Balance Sheet

of Ansell Limited and its Controlled Entities

	31 December 2005 US$m	30 June 2005 US$m
Current Assets
Cash	179.4	167.0
Cash - restricted deposits	5.6	6.4
Trade and other receivables	191.9	163.1
Inventories	133.4	120.1
Assets held for sale	38.8	—
Other	11.9	11.0

Total Current Assets	561.0	467.6

Non-Current Assets
Trade and other receivables	13.8	52.1
Other investments	0.8	45.0
Property, plant and equipment	144.8	149.0
Intangible assets	205.1	204.7
Deferred tax assets	27.5	27.4

Total Non-Current assets	392.0	478.2

Total Assets	953.0	945.8

Current Liabilities
Trade and other payables	104.8	98.4
Interest-bearing liabilities	7.2	26.3
Provisions	35.8	43.2
Current tax liabilities	1.0	1.8

Total Current Liabilities	148.8	169.7

Non-Current Liabilities
Trade and other payables	0.6	0.6
Interest-bearing liabilities	269.4	252.4
Provisions	13.5	18.1
Deferred tax liabilities	11.2	11.3
Other	18.0	18.8

Total Non-Current Liabilities	312.7	301.2

Total Liabilities	461.5	470.9

Net Assets	491.5	474.9

Equity
Issued capital	899.1	940.2
Reserves	(13.2)	(29.1)
Accumulated losses	(402.2)	(443.1)

Total Equity Attributable to Ansell Limited Shareholders	483.7	468.0
Minority interests	7.8	6.9

Total Equity	491.5	474.9

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report” filed with the ASX on 15 February 2006.

Ansell Limited and its Controlled Entities Supplementary Financial Information For the six months ended 31 December 2005

Unaudited U.S. Dollar Financial Information

Cash Flow Statement

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2005

	2005 US$m	2004 US$m
Cash flows Related to Operating Activities
Receipts from customers	405.3	395.9
Payments to suppliers and employees	(358.3)	(345.4)

Net receipts from customers	47.0	50.5
Income taxes paid	(4.3)	(3.5)

Net Cash Provided by Operating Activities	42.7	47.0

Cash Flows Related to Investing Activities
Payments for property, plant and equipment	(5.7)	(5.3)
Proceeds from sale of plant and equipment	0.1	—
Proceeds from the sale of other investments	—	0.6

Net Cash Provided by Investing Activities	(5.6)	(4.7)

Cash Flows Related to Financing Activities
Proceeds from borrowings	20.6	46.5
Repayments of borrowings	(21.4)	(62.3)

Net repayments of borrowings	(0.8)	(15.8)
Proceeds from issues of shares	2.6	0.1
Payments for share buy-back	(7.4)	(120.8)
Dividends paid	(12.1)	(9.1)
Interest received	3.5	4.1
Interest and financing costs paid	(7.3)	(10.2)

Net Cash Used in Financing Activities	(21.5)	(151.7)

Net (Decrease)/Increase in Cash Held	15.6	(109.4)
Cash at the beginning of the period	172.3	216.8
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the period	(4.1)	21.4

Cash at the End of the Period	183.8	128.8

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report” filed with the ASX on 15 February 2006.

Ansell Limited and its Controlled Entities Supplementary Financial Information For the six months ended 31 December 2005

Unaudited U.S. Dollar Financial Information

Industry Segments

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2005

	Operating Revenue		Operating Result
	December		December
	2005 US$m	2004 US$m	2005 US$m	2004 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	198.7	198.9	28.5	29.5
Professional Healthcare	139.1	134.2	15.5	15.4
Consumer Healthcare	63.7	61.9	9.4	10.3

Total Ansell Healthcare	401.5	395.0	53.4	55.2
Corporate Revenue/Costs	5.3	5.7	(5.8)	(4.0)

Earnings before Net Interest and Tax (EBIT)			47.6	51.2
Financing Costs net of Interest Revenue			(2.4)	(2.9)

Operating Profit before Tax			45.2	48.3
Tax			(6.4)	(8.2)
Minority Interests			(0.5)	(0.5)

Total Consolidated	406.8	400.7	38.3	39.6

REGIONS
Asia Pacific	61.9	59.2	14.1	14.6
Americas	197.5	199.7	23.1	27.7
Europe	142.1	136.1	16.2	12.9

	401.5	395.0	53.4	55.2

	Assets Employed		Liabilities
	December 2005 US$m	June 2005 US$m	December 2005 US$m	June 2005 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	195.3	191.3	66.4	63.7
Professional Healthcare	174.0	176.1	44.3	47.7
Consumer Healthcare	65.8	67.5	15.9	16.1

Total Ansell Healthcare	435.1	434.9	126.6	127.5
Corporate Assets/Liabilities	130.3	134.4	334.9	343.4
Goodwill and Brand names	202.7	203.1
Cash	184.9	173.4

Total Consolidated	953.0	945.8	461.5	470.9

REGIONS
Asia Pacific	172.8	175.7	43.8	45.8
Americas	154.1	150.1	52.6	56.1
Europe	108.2	109.1	30.2	25.6

	435.1	434.9	126.6	127.5

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report” filed with the ASX on 15 February 2006.

Ansell Limited and its Controlled Entities Supplementary Financial Information For the six months ended 31 December 2005

Unaudited U.S. Dollar Financial Information

Additional Information

	2005 December US$m	2004 December US$m
(a) Segment Capital Expenditure
Occupational Healthcare	2.1	2.4
Professional Healthcare	2.6	1.5
Consumer Healthcare	1.0	1.4

(b) Region Capital Expenditure
Asia Pacific	3.6	2.5
Americas	1.8	2.4
Europe	0.3	0.4

(c) Segment Depreciation
Occupational Healthcare	3.4	3.3
Professional Healthcare	4.3	4.2
Consumer Healthcare	1.6	1.6

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report” filed with the ASX on 15 February 2006.

Ansell Limited
Half Year Results
31st December 2005

Doug Tough – Chief Executive Officer
Rustom Jilla – Chief Financial Officer

100 YEARS OF PROTECTION

Ansell

100 YEARS OF PROTECTION

Ansell

Ansell 2006 Agenda

100 YEARS OF PROTECTION

Review of Business / Key Issues - Doug Tough

Review of Financials - Rustom Jilla

Wrap Up - Doug Tough

2

Ansell

Half Year Performance

100 YEARS OF PROTECTION

$M	F'05 H1	F'06 H1
Sales ⇑ +1.6%	$395.0	$401.5
EBIT – Pre SPT ⇑ +1.0%	$51.2	$51.7
Profit Attributable Pre SPT ⇑ +7.1%	$39.6	$42.4

EPS – Pre SPT
US26.5¢ +17%
A35.3¢ +14%

Dividend
A9¢ +29%

- SPT write-down and sale costs in F'06 H1 was $4.1M
- F'05 results adjusted for IFRS changes
- US dollars used in all slides unless otherwise specified

3

Ansell

H1 Negatives and Positives

100 YEARS OF PROTECTION

Negatives:

- Margin pressure from latex & petroleum based product cost increases.
- Pricing competition on exams.
- Continued fierce US retail condom market competitiveness.
- FX - Stronger USD

Positives:

- Europe – Emerging markets gains.
- China Expansion - Condom acquisition agreed, Occupational gloves trading entity being established.
- Free Cash Flow more than doubled.
- Sale of South Pacific Tyres (SPT) finalised. A$122M received in January 2006.

4

Occupational Business
49% of Revenue and 53% of Segment EBIT

$M	F'05	F'06	
Sales			
HyFlex®	37.3	42.7	Volumes up 21% on new PU variants
Knitted	24.6	22.8	Value added focus
Disposables	39.3	37.7	Higher vinyl mix, with lower ASP's
All Other	97.7	95.5	CR reduced pre new product launch
Total Sales	198.9	198.7	
EBIT – Segment	29.5	28.5	Latex and petroleum costs
EBIT/Sales	14.8%	14.3%	

Strategy:
- Continued concept of hand injury solutions
- Enhanced "value – added" business model (SafetyNet™, Guardian℠)
- Innovative products to build on ergonomic technology advantage – AlphaTEC™ glove (with unique new patent pending grip technology)
- Opportunistic product line extensions

5

Professional Business
35% of Revenue and 29% of Segment EBIT

$M		F'05	F'06	
Surgeons:	Branded PF	34.0	34.2	EMEA & AP volumes up, AM down 2%
	Powdered	32.9	29.9	Conversion. Indian surgical discontinued
	Synthetic	7.4	7.8	AM volumes up 16%
	Other	1.5	2.1	EMEA PF private label strong
Exam:	Powder Free	33.3	36.8	Units +17%; ASP's -6% (including mix)
	Powdered	6.1	6.7	
	Synthetic Latex	14.2	16.8	Units +26%; Vinyl mix up; ASP's -6%
Other		4.8	4.8	
Total Sales		134.2	139.1	+4%
EBIT – Segment		15.4	15.5	Latex costs, higher exam sales v. surgical
EBIT/Sales		11.5%	11.2%	

Strategy:
- Hand Health Management / Infection Control and Ansell Cares
- Focus on high value add new products / technologies – SureFit ™, HydraSoft™, synthetic surgical polyisoprene
- Cost reduction focus, especially on exams

6

Consumer Business
16% of Revenue and 18% of Segment EBIT

$M	F'05	F'06	
Sales			
Condoms: Branded Retail	35.0	34.4	USA challenging, Europe strong
Bid/Public Sector	13.5	15.4	Private Label recovered
HHG & Other	13.4	13.9	
Total Sales	61.9	63.7	+3%
EBIT – Segment	10.3	9.4	FDA detention impact
EBIT/Sales	16.6%	14.7%	

Strategy:

- Differentiation through product / marketing innovation in Retail
- Asset utilization through public sector and private label supply
- New product development and extensions – Sustain for Men by LifeStyles™, Excite!™

SUSTAIN FOR MEN
LifeStyles
MALE PERFORMANCE ENHANCER

7

Strategic Evolution

- **From meeting multi-year Segment EBIT commitments to advancing Ansell Growth Strategy for F'06 and Beyond**

Methodology:

F'05 Base
Organic Growth
Geographic Focus
Technology
Bolt on Acquisitions
Strategic Initiatives
✓
✓

8

Ansell

Geographic Focus

- **Ansell's investment in Europe's Emerging Markets (good end user relationships and a strong distributor network) is paying off with strong year on year growth…..**

Occupational	+59%	Russia & CIS	+67%
Professional	+42%	Eastern European	+41%
Consumer	+51%	Other	+32%
Total	+51%	Total	+51%

- **Ansell has commenced moving beyond condoms in India with a distribution network established for Occupational gloves.**

9

Expansion in China

Consumer - Condoms:

- Acquiring 75% of Jissbon (a leading national retail brand with ~10% market share)
- Jissbon will be run by its talented and energetic management team and will also market Ansell brands in China
- Transaction expected to close in H2, after government approval

Occupational Synthetic Gloves:

- New trading entity (WFOE) being established in Shanghai
  - Local sales presence increased
  - Local warehousing and distribution established
- Focus on Coastal Corridors

Foundation laid for future moves across portfolio

10

Rustom Jilla
Chief Financial Officer

Financial Results

Ansell

11

Strong Total Shareholder Return Growth

F'04
TSR 34%
F'05
TSR 32%
F'06 H1
TSR 12%
AUD
USD
ASX 200
$5.90
$7.74
$10.04
$11.05
$3.99
$5.35
$7.65
$8.10
3,039
3,533
4,278
4,763
AUD +87%
USD +103%
ASX200 +57%
1 July 03
31 Dec 03
30 June 04
31 Dec 04
30 June 05
31 Dec 05

Dividends A13¢ A17¢ A9¢

Total Shareholder Return (TSR) = Share Price appreciation plus dividends

12

Ansell

Impact of AIFRS on F'05 H1

100 YEARS OF PROTECTION

	Operating EBIT ($M)	Attributable Profit ($M)	EPS US¢	Equity/Net Assets ($M)
F'05 H1 as Reported	43.3	31.7	18.1	509.9
AIFRS adjustments				
Goodwill amortisation	7.6	7.6	4.3	7.6
Defined Benefit Pension Plans	0.7	0.7	0.4	(16.0)
Options	(0.4)	(0.4)	(0.2)	1.4
	7.9	7.9	4.5	(7.0)
F'05 H1 as Adjusted for AIFRS	51.2	39.6	22.6	502.9

Free Cash Flow: There was no impact on reported FCF as a result of AIFRS

ROE (excluding SPT) for F'05 H1 increased under AIFRS from 11.2% to 14.2% and ROA (excluding SPT) increased from 17.1% to 20.7%

13

Ansell

F'06 H1 Balance Sheet

$M	31 Dec 04	30 June 05	31 Dec 05
Fixed Assets	155.1	149.0	144.8
Goodwill & Intangibles	204.1	204.7	205.1
Other Assets/Liabilities	(42.4)	(30.7)	(16.5)
Investment in SPT	157.8	95.0	89.2
Working Capital	189.6	168.8	166.1
Net Operating Assets	664.2	586.8	588.7
Net Interest Bearing Debt	161.3	111.9	97.2
Shareholders' Funds	502.9	474.9	491.5
ROA % (excluding SPT)	20.7	22.1	21.0
Gearing % (NIBD:NIBD & Equity)	24.3	19.1	16.5

14

F'06 H1 Profit & Loss

$M	F'05	F'06	Change
Sales	395.0	401.5	+2%
Operating EBIT	51.2	51.7	+1%
SPT Write down and Sale Costs	-	4.1	
EBIT	51.2	47.6	
Interest & Borrowings	2.9	2.4	
Tax	8.2	6.4	
Minorities	0.5	0.5	
Profit Attributable: Pre SPT	39.6	42.4	+7%
Post SPT	39.6	38.3	
Gross Margin : Sales	41.2%	39.3%	-190 pts
Operating EBIT : Sales	13.0%	12.9%	-10 pts
ROE (excluding SPT)	14.2%	16.0%	+180pts

Sales
F'05
F'06
AP 59
EMEA 136
AM 200
AP 62
EMEA 142
AM 198
Segment EBIT
AP 14.6
EMEA 12.9
AM 27.7
AP 14.1
EMEA 16.2
AM 23.1

15

Latex Costs Impacting Margins

Price (LC$/ Dry Kg)
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
3.72
4.45
5.16
40%
5.74
29%
5.29
2%
5.77
0%
6.93
31%
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Avg. Price
Malaysian Rubber Board

What has happened - **Strong demand (China), high oil prices (production, transport, higher synthetic latex prices) and lower yields (weather).**

What is expected - **Continued strong demand and high prices.**

What are we doing - **Raising selling prices (effective in H2), evaluating alternative materials & technology, examining product portfolio.**

16

Ansell Portfolio Performance Changed from Last Year

FY'06 SALES YTD = 1.6% FY'06 SEGMENT EBIT YTD = -3.3%

Occupational
Professional
Consumer
Occupational
Professional
Consumer
Asia Pacific
EMEA
Americas

> +2% From -2% to +2% < -2%

- In F'05 H1; EMEA EBIT declined 15% while AM grew 31% and AP 6%.
- In F'06 H1; AP Consumer had a large typically H1 government order shipped in January. EMEA was strong all round. US Occupational was hit by higher costs. US exam sales mix was higher. US retail condoms struggled.

17

Ansell

F'06 H1 Cash Flow

100 YEARS OF PROTECTION

$M	F'05	F'06
EBIT (Excl. SPT)	51.2	51.7
Depreciation	9.3	9.3
Working Capital	(21.5)	2.7
Tax Paid	(3.5)	(4.3)
Capital Expenditure	(5.3)	(5.7)
Interest Paid (Net)	(6.1)	(3.8)
Free Cash Flow (FCF)	24.1	49.9
Share Buy Back Program	(120.8)	(0.2)
Dividends	(9.1)	(12.1)
Other	26.7	(22.9)*
(Increase) / Reduction in Net Debt	(79.1)	14.7

*Includes shares bought back to satisfy long term incentive plan obligations, F'05 short term incentive plan payout, voluntary cash contributions to US pension plans, and balance sheet impact of FX movements.

18

Ansell is Well Positioned …

- **Business/regional portfolio reduces operational risk**

- **Cash position is a clear advantage**
  - **Gearing at the end of H1 is below 17% and FCF is strong**
  - **Settlement proceeds (A$122M) of sale of SPT received on 25 January, 2006.**

- **Total Shareholder Return remains key focus**
  - **On Market Share Buy-Back of up to A$100M authorised**
  - **Dividends increased again (by 29%)**

- **While returning cash to its owners, or investing in growth, Ansell will seek to maintain its strong financial profile**

19

Doug Tough
Chief Executive Officer

Wrap Up

Ansell

20

Ansell

Ansell Going Forward

100 YEARS OF PROTECTION

- **Retain growth focus**
  - **Organic**
  - **Geographic**
  - **Acquisitions (bolt-on and transformational)**
- **Enhanced cost vigilance**
  - **Infrastructure**
  - **Manufacturing, Sourcing and Logistics costs**
- **Solid H2 business plans in place to deliver targets**

21

F'06 Guidance

- H2 operational outlook is positive
  - Sales will benefit from new products (15 launched in H1)
  - Examination price increases implemented
  - Geographic growth plans in place
  - Hedging in place to mitigate FX risk

- Net interest expense should reduce further

- F'06 EPS Guidance* reconfirmed at lower end of US54¢ - US57¢ range

  * Pre-SPT and excludes positive impact of up to A$100M share buy-back

22

Ansell
excite!
pleasure balm
for women
new
helps make
good sex great

ANSELL LIMITED

100 YEARS OF PROTECTION

Ansell

100 YEARS OF PROTECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: February 15, 2006